UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. ___)

NOVASTAR RESOURCES LTD.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001
(Title of Class of Securities)

669886 10 3
(CUSIP Number)

Chris Davis
1525 Camelot Road, West Vancouver, B.C. V7S 2L9
(604) 925-0883
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 15, 2005
(Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

1.	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chris Davis
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF	7.	SOLE VOTING POWER	16,350,000
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER	0
OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER	16,350,000
REPORTING
PERSON WITH	10.	SHARED DISPOSITIVE POWER	0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,350,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13%
14.	TYPE OF REPORTING PERSON IN

Item 1. Security and Issuer.

The name of the issuer is Novastar Resources, Inc., a Nevada corporation (“Novastar”), which has its principal executive offices at 8300 Greensboro Drive, Suite 800, McLean, Virginia 22102. This statement relates to Novastar’s common stock, $0.001 par value per share.

Item 2. Identity and Background.

(a)-(f). This Schedule 13D is being filed by Chris Davis, 1525 Camelot Road, West Vancouver, B.C. V7S 2L9 (the “Reporting Person”). The Reporting Person is a businessman working for and through OTC Investments Ltd., 3240 - 666 Burrard Street, Vancouver, B.C. V6C 2X8.

During the last five years, the Reporting Person has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The reporting person used personal funds and paid $817,500.00 for his shares in Novastar.

Item 4. Purpose of Transaction.

All shares held by the Reporting Person in Novastar are for personal investment purposes. The Reporting Person has no plans or proposals which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)
The Reporting Person is the beneficial owner of 16,350,000 shares of Novastar Common Stock, representing 13% of the outstanding shares of Novastar’s Common Stock. The Reporting Person does not own any other securities of Novastar.

(b)	The Reporting Person has the sole power to vote and dispose of the 16,350,000 shares.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 10, 2006

/s/Chris Davis
Chris Davis, Individual